ADITYA BIRLA GROUP

RECEIVED

2008 APR 16 P 12:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2nd April, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Sub : **Credit Rating for Bank Facilities by Credit Analysis & Research Ltd. (CARE)**

PROCESSED

APR 18 2008

THOMSON FINANCIAL

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 9.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

08001719

Encl : a/a.

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

2nd April, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Re : Scrip Code – BSE – 500 303
Sub: **Credit Rating for Bank Facilities by Credit Analysis & Research Ltd. (CARE)**

Our Working Capital Lenders had requested for risk rating of our working capital facility in connection with their capital adequacy requirement pursuant to BASEL-II norms.

We are pleased to inform you that our Company has been assigned a **'CARE AAA' [Triple A]** rating to the long term facilities (including working capital).

Further CARE has also assigned a **'PR1+' [PR One Plus]** rating to the short term facilities of our Company.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

END

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com